Exhibit 99.1
Waldencast Reports Fiscal Year 2023 Financial Results

2023 Net Revenue of $218.1 million
Group Combined Comparable Revenue of $212.5 million, a 15.3% increase vs 2022
Group Combined Adjusted EBITDA of $24.4 million, up from ($8.8) million in 2022
April 30, 2024 – White Plains, New York – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that it furnished its results for the year ended 2023 (“FY2023 Financials”) on Form 20-F to the U.S. Securities and Exchange Commission, which are also available on the Company's investor relations site at http://ir.waldencast.com/.

Michel Brousset, Waldencast Founder and CEO, said: "As noted previously, 2023 was a year of transition as we implemented transformative changes to Obagi Skincare to strengthen its foundations in support of its future growth and actioned strategies that drove accelerated performance at Milk Makeup. In total, Waldencast delivered Group U.S. GAAP Net Revenue of $218.1 million; Group Combined Comparable Net Revenue growth of 15.3% from 2022 to reach $212.5 million; and Group Combined Adjusted EBITDA improved by $33.2 million against 2022 to $24.4 million. Whilst restructuring initiatives in Southeast Asia associated with delays in receiving product registrations moderated Obagi Skincare's overall revenue performance in FY2023 resulting in Obagi Comparable Net Revenue of $112.0 million, the Obagi Skincare business saw strong growth across the U.S. and its international business excluding Southeast Asia and in total recorded a $30.6 million improvement in Adjusted EBITDA to $20.8 million, up from ($9.8) million in 2022."

"Milk Makeup achieved strong full year results for FY2023 with Net Revenue of $100.5 million, growing 38.6% vs. 2022 on a full year basis and Milk Adjusted EBITDA of $18.4 million vs. $6.9 million in 2022, driven by the successful implementation of its strategies, resulting in strong growth on core product category pillars, block buster innovations, and robust internationalization."

"We believe the changes made during 2023 position us for a bright future with sales momentum building positively in the first quarter of 2024" Mr. Brousset continued. "To this end, we expect that Group Comparable Net Revenue for Q1 2024 will grow by approximately 20% vs. Q1 2023 Group Comparable Net Revenue of $56.1 million, with topline growth acceleration continuing through 2024. Group Adjusted EBITDA Margin for FY2024 is expected to expand to the mid-teens, driven by further improvement of gross margin, efficient investments in sales and marketing growth drivers, and dilution of fixed costs. Adding to the excitement of our business outlook are the favorable responses to our innovation across Obagi Skincare and Milk Makeup, with particular strength in our Cooling Water Jelly Tints and Obagi Hydro Drops Eye Gel. Overall, we remain excited about the opportunities that lie ahead and remain focused on delivering on our mission to build a best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating and scaling the next generation of high-growth, purpose driven brands" concluded Mr. Brousset.

Fiscal Year 2023 Highlights

On July 27, 2022 (the “Closing Date”), Waldencast consummated the business combination (“Business Combination”) with Obagi Global Holdings Limited (“Obagi Skincare”) and Milk Makeup LLC (“Milk Makeup”). The results below set out certain key performance highlights for the business for the periods presented in the FY2023 Financials. When reading the FY2023 Financials and this release, you should note there is a clear division between the “predecessor” period that includes consolidated financial statements up to the Closing Date and “successor” period that includes all periods after the acquisition date. The predecessor and successor results shown on a U.S. GAAP basis are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements. We have included U.S. GAAP numbers for the period FY2022 but note that they are presented primarily to inform the components of the non-GAAP metrics and do not allow for comparability for the periods presented for the reasons stated above. Please refer to our 2023 20-F filed with the SEC on April 30, 2024 for further information. Please also refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business given the above but should not be seen as a substitute for the U.S. GAAP numbers presented in our 2023 20-F.

Waldencast
•Group Net Revenue and Combined Comparable Net Revenue: U.S. GAAP Net Revenue was $218.1 million in 2023, and $166.1 million in 2022. Removing the China Business and including Milk Makeup in the comparable period for 2022, Group Combined Comparable Net Revenue was $212.5 million in 2023, up 15.3% from $184.3 million in 2022.

•Group Net Income/Loss and Adjusted EBITDA: Net loss was $106.0 million in 2023, and $141.6 million in 2022. Adjusted EBITDA was $24.4 million in 2023, compared with $(15.9) million in 2022.

•Group Combined Adjusted EBITDA: Combined Adjusted EBITDA was $24.4 million (11.2% Adjusted EBITDA Margin) during 2023, compared with ($8.8) million during 2022.

Obagi Skincare

•Obagi Net Revenue and Comparable Net Revenue: For Obagi Skincare, U.S. GAAP Net Revenue was $117.7 million in 2023, compared with $134.9 million in 2022. Obagi Comparable Net Revenue was $112.0 million in 2023, compared with $111.8 million in 2022.

•Obagi Net Income/Loss and Adjusted EBITDA: Obagi Skincare recorded a Net Loss of $32.2 million in 2023, compared with a Net Loss of $114.8 million in 2022. Obagi Adjusted EBITDA was $20.8 million in 2023, compared with $(9.8) million in 2022.

Milk Makeup

•Milk Net Revenue and Combined Net Revenue: For Milk Makeup, U.S. GAAP Net Revenue was $100.5 million in 2023. Milk Combined Net Revenue was $72.5 million for 2022, resulting in a 38.6% growth across periods on a comparable basis.

•Milk Net Income/Loss and Adjusted EBITDA: Milk Makeup recorded a Net Loss of $5.6 million in 2023, compared with a Net Loss of $13.8 million in 2022 on a comparable basis. Milk Adjusted EBITDA in 2023 was $18.4 million, compared with comparable Milk Adjusted EBITDA of $6.9 million in 2022, driven by continued strong sales growth globally and improving gross margin.

Balance Sheet and Liquidity

•Liquidity: As at December 31, 2023, Waldencast had net debt of $141.8 million, including $21.1 million in cash and cash equivalents. This compares to net debt of $176.1 million as at December 31, 2022, including $8.7 million of cash and cash equivalents. Total cash flow in the period January 1, 2023 to December 31, 2023 was $12.4 million, including proceeds from the private placement conducted by Waldencast in September 2023. The RCF facility of $50 million was undrawn as of December 31, 2023.

•Outstanding shares: As of April 15, 2024, the Company had 122,189,142 ordinary shares outstanding, consisting of 109,703,729 Class A ordinary shares outstanding and 12,485,413 Class B ordinary shares outstanding. As of December 31, 2023, the Company had 122,076,410 ordinary shares outstanding, consisting of 101,228,857 Class A ordinary shares outstanding and 20,847,553 Class B ordinary shares outstanding. Fully Diluted Shares decreased from 129,695,296 at December 31, 2023 to 126,341,388 as of April 15, 2024, primarily driven by forfeitures of unvested shares and lower in-the-money dilutive instruments. As of April 15, 2024, 59,843,155 Class A ordinary shares remain subject to contractual lock-up arrangements entered into in connection with the September 2023 private placement, of which (i) 7,159,376 are locked until May 8, 2024, (ii) 31,205,649 are locked until September 14, 2024 and (iii) 21,478,130 are locked until November 8, 2024. Contractual lock-ups previously applying to former members of Milk Makeup and founders expired during the course of 2023. Further details regarding the duration of these lock-ups are set forth in our 2023 20-F.

Obagi Skincare

Obagi Skincare is a flagship well established brand in the physician dispensed market, one of the most attractive sub-segments of premium skin care in the U.S. Obagi Skincare's mission is to partner with skincare professionals to deliver transformative skin results to patients worldwide. With its breakthrough technology and clinically proven results, Obagi Skincare unlocks high loyalty from both consumers and physicians, and we believe is well positioned to answer the growing consumer need for clinically proven skin care, while also paving the way for the brand to expand into other categories.

As previously reported, in 2023, Obagi Skincare implemented a number of initiatives designed to accelerate the transformation of the brand and deliver on its ambitious mission, both domestically and internationally. These initiatives included:
•the hiring of a new management team for Obagi Skincare, including for the strategic Southeast Asia region;
•devising and taking steps to implement a strategy to expand and modernize the brand aimed at building broad-based awareness;
•building on science-led product innovation with new launches, including the award-winning Hydrate Light® Gel Cream Moisturizer and the category-expanding Rebalance Skin Barrier Recovery Cream;
•strengthening its digital capabilities to better serve consumers and physicians; and
•strengthening the brand’s presence internationally, including a strategic reset in Southeast Asia with the previously announced acquisition in Vietnam of the legacy Southeast Asia distributor and setting up of a local organization to support a direct distribution model in the region.

In 2023, Obagi Skincare achieved U.S. GAAP Net Revenue of $117.7 million, compared with $134.9 million in 2022. Excluding sales from the China Business, in 2023 Obagi Skincare delivered Obagi Comparable Net Revenue of $112.0 million in 2023, compared to $111.8 million in 2022. The low growth in revenue was related to the loss in revenue related to the Southeast Asia Distributor which offset revenue growth in the U.S. and International Distributors.

Obagi Skincare recorded a U.S. GAAP Net Loss of $32.2 million in FY 2023. Obagi Adjusted Gross Profit was $83.7 million, up from $53.6 million in FY 2022. Obagi Adjusted EBITDA was $20.8 million in 2023, compared with ($9.8) million in the prior period.

Milk Makeup

Milk Makeup is a leading, award winning, prestige, clean makeup brand with unique products, a strong following among Gen-Z consumers and a growing global presence. Milk Makeup has built an organic following through a diverse and inclusive community known for its cultural relevance and iconic products. In 2023, Milk Makeup was the number 2 clean makeup brand at Sephora U.S., bringing a relevant promise of cool, clean, makeup that works.

During 2023, Milk Makeup delivered growth through a balance of hero products and new innovation and grew domestically while significantly accelerating internationally. This translated into strong financial performance with U.S. GAAP Net Revenue of $100.5 million (+38.6%) in 2023, a gross margin of 64.7% and Net Loss of $5.6 million. Milk Adjusted EBITDA was $18.4 million in 2023, compared with $6.9 million in 2022 driven by continued strong sales growth globally and improving gross margin.

In 2023, Milk Makeup advanced on its key strategic goals via:
•Successfully bringing market leading innovation with three high profile launches: Pore Eclipse Powder and Contouring Sticks (building upon existing hero franchises Pillars Pore Eclipse and the brand’s stick format) and Odyssey Lip Oil Gloss;
•Accelerating awareness through community buzz, with Earned Media Value in the U.S. exceeding $200 million and growing +43% against 2022;
•Building credibility through editorial award wins, with 31 product awards in 2023 from prestigious titles including Allure, Cosmopolitan, Glamour and Elle; and
•Expanding the brand presence in high demand markets such as the U.S. via Kohl’s, the U.K., Columbia, Chile and Germany.

Financial Overview

In accounting for the Business Combination, Waldencast was deemed to be the accounting acquirer, and Obagi Skincare was deemed to be the predecessor entity for purposes of financial reporting. Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi Skincare and Milk Makeup were recorded at their fair values measured as of the acquisition date, which created a new basis of accounting.

When reading the FY2023 Financials and this release, you should note there is a clear division for FY2022 between the “predecessor” period that includes consolidated financial statements up to the Closing Date and “successor” period that includes all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements.

Supplemental to the reported financial results set out in this section, management has also included certain key financial highlights for the business for the period covered in the FY2023 Financials which include non-GAAP measures which management uses to describe the underlying performance of the business. Please refer to definitions of the non-GAAP measures below and reconciliation to the closest GAAP measure.

Reported consolidated statements of operations

	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
U.S. Dollars (in thousands)	Successor (Waldencast)		Predecessor (Obagi)
Net revenue (including related party net revenue of $5,965 and $17,219 in the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively)	$218,138	$92,373	$73,760
Cost of goods sold (including related party costs of $1,662 and $5,128 in the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively)	76,561	60,657	30,868
Gross profit	141,577	31,716	42,892
Selling, general and administrative	220,313	88,926	55,549
Research and development	3,195	1,796	2,606
Loss on impairment of goodwill	—	68,715	—
Total operating expenses	223,508	159,437	58,155
Operating loss	(81,931)	(127,721)	(15,263)
Interest expense, net	18,906	6,230	6,652
Change in fair value of derivative warrant liabilities	10,337	(6,793)	—
Other expense (income), net	1,769	(798)	(971)
Total other expenses (income), net	31,012	(1,361)	5,681
Loss before income taxes	(112,943)	(126,360)	(20,944)
Income tax (benefit) expense	(6,975)	(5,803)	113
Net loss	(105,968)	(120,557)	(21,057)
Net loss attributable to noncontrolling interests	(15,987)	(24,990)	—
Net loss attributable to Class A shareholders	$(89,981)	$(95,567)	$(21,057)
Net loss per share attributable to Class A shareholders:
Basic and Diluted	$(0.99)	$(1.11)	$(2.63)
Shares used in computing net loss per share:
Basic and Diluted	91,158,500	86,460,560	8,000,002

Net loss	$(105,968)	$(120,557)	$(21,057)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(147)	(36)	96
Comprehensive loss	(106,115)	(120,593)	(20,961)
Comprehensive loss attributable to noncontrolling interests	(16,012)	(24,997)	—
Comprehensive loss attributable to Class A shareholders	$(90,103)	$(95,596)	$(20,961)

Financial highlights summary overview

		Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022
		(Successor Waldencast)	(Successor Waldencast)	(Predecessor)	Combined	Growth %
Comparable Net Revenue	Group	212,519	75,154	109,162	184,316	15.3%
	Obagi	112,032	43,871	67,944	111,815	0.2%
	Milk	100,487	31,283	41,218	72,501	38.6%

	Adjusted for Obagi China	5,619	17,219	5,816	23,035

Reported Summary P&L	Net Revenue	218,138	92,373	114,978	207,351	5.2%
	Obagi	117,651	61,090	73,760	134,850	(12.8)%
	Milk	100,487	31,283	41,218	72,501	38.6%
	Adj EBITDA	24,395	(16,027)	7,263	(8,764)	378.4%
	%	11.2%	(17.4)%	6.3%	(4.2)%

Obagi Summary P&L	Net Revenue	117,651	61,090	73,760	134,850	(12.8)%
	Adj Gross Profit	83,729	10,690	42,892	53,582	56.3%
	%	71.2%	17.5%	58.2%	39.7%	79.3%
	Adj EBITDA	20,814	(9,857)	95	(9,762)	313.2%
	%	17.7%	(16.1)%	0.1%	(7.2)%

Milk Summary P&L	Net Revenue	100,487	31,283	41,218	72,501	38.6%
	Adj Gross Profit	66,686	18,875	26,998	45,873	45.4%
	%	66.4%	60.3%	65.5%	63.3%	4.9%
	Adj EBITDA	18,404	(241)	7,168	6,927	165.7%
	%	18.3%	(0.8)%	17.4%	9.6%

Central Costs	Adj EBITDA	(14,823)	(5,929)	—	(5,929)	(150.0)%

Non-GAAP Financial Measures

In addition to the financial measures presented in the 2023 20-F and this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends given the Business Combination and certain other factors. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.

There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.

Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.

Group Combined Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare and the pre and post-acquisition periods for Milk Makeup for the year ended December 31, 2022. Under U.S. GAAP, the periods prior to and subsequent to the Business Combination Date should not be combined, and Milk Makeup’s pre-acquisition period should not be included. Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

Group Comparable Net Revenue is defined as net revenue which excludes sales related to the former Obagi China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi China Business”) as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast.Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business.

Group Combined Comparable Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare and the pre and post-acquisition periods for Milk Makeup for the period ended December 31, 2022 and excludes sales related to the former Obagi China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi China Business”) as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business.

Obagi Combined Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare for the period ended December 31, 2022. Under U.S. GAAP, the periods prior to and subsequent to the Business Combination Date should not be combined, Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

Obagi Combined Comparable Net Revenue is defined as net revenue that combines the predecessor and post acquisition periods for Obagi Skincare for the period December 31, 2022 and excludes sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. Under U.S. GAAP, the periods prior to and subsequent to the Business Combination Date should not be combined, Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

Milk Combined Net Revenue is defined as net revenue that combines the pre and post-acquisition periods for Milk Makeup for the periods ended December 31, 2022. Under U.S. GAAP, the Milk Makeup’s pre-acquisition period should not be included. Management believes these non-GAAP comparative annual results provide a perspective on the on-going performance of the operations of the combined group.

U.S. Dollars (in thousands)	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31 2022
	(Successor Period)	(Successor Period)		(Combined)
Obagi Net Revenue	117,651	61,090	73,760	134,850
Milk Net Revenue	100,487	31,283	—	—
Net Revenue	218,138	92,373	73,760	134,850
Adjusted for:
Milk Net Revenue	—	—	41,218	72,501
Combined Net Revenue	218,138	92,373	114,978	207,351

Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include: (1) non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to Obagi China, change in fair value of financial instruments, loss on impairment of goodwill and leases, and foreign currency transaction loss (gain); and (2) interest expense, income tax expense. In addition adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the Business Combination and the financial restatement of previously issued financial statements; (2) costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor, which is not part of recurring operations; (3) product discontinuation impact related to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated; (4) gains/losses on disposal of assets; and (5) other non-recurring costs, primarily legal settlement costs and (6) a termination fee related to the termination of a distributor contract in December 2023.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue.

	Year ended December 31, 2023
(In thousands except for percentages)	Obagi	Milk	Central costs	Waldencast (Total)

Net Loss	$(32,214)	$(5,655)	$(68,099)	$(105,968)
Adjusted For:
Depreciation and amortization	41,984	18,514	—	60,498
Interest expense, net	12,644	590	5,654	18,888
Income tax (benefit) expense	(6,997)	10	12	(6,975)
Stock-based compensation expense	726	2,352	6,157	9,235
Transaction-related costs(1)	435	27	31,054	31,516
COGS impact related to Inventory fair value adjustment(2)	—	1,691	—	1,691
Change in fair value of derivative warrant liabilities(3)	—	—	10,337	10,337
Change in fair value of interest rate collar(4)	—	—	106	106
Amortization of related party liability(5)	(4,058)	—	—	(4,058)
Foreign currency transaction loss (gain)	161	875	(44)	992
Inventory recovery(6)	(1,286)	—	—	(1,286)
Product discontinuation(7)	2,270	—	—	2,270
Loss on impairment of lease	3,643	—	—	3,643
Contract termination fee(8)	2,000	—	—	2,000
Other non-recurring costs(9)	1,506	—	—	1,506
Adjusted EBITDA	$20,814	$18,404	$(14,823)	$24,395
Net Revenue	$117,651	$100,487	$—	$218,138
Net Loss % of Net Revenue	(27.4)%	(5.6)%	N/A	(48.6)%
Adjusted EBITDA Margin	17.7%	18.3%	N/A	11.2%
(1) Includes mainly legal, advisory and consultant fees related to the Business Combination and the financial restatement of the 2020-2022 periods.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination
(3) Relates to change in fair value of warrant liabilities and not definitively related to operations
(4) Relates to interest collar and not definitively related to operations
(5) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(6) Relates to the costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor which is not part of recurring operations.
(7) Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.
(8) In December 2023 Obagi terminated a contract with one of its distributors early and incurred an early termination fee.
(9) Other non-recurring costs are primarily related to legal settlements.

	Period from July 28, 2022 to December 31, 2022 (Successor)				Period from January 1, 2022 to July 27, 2022 (Predecessor)
(In thousands except for percentages)	Obagi (Successor)	Milk (Successor)	Central costs (Successor)	Waldencast (Total) (Successor)	Predecessor (Obagi)

Net Loss	$(93,757)	$(13,773)	$(13,027)	$(120,557)	$(21,057)
Adjusted For:
Depreciation and amortization	17,845	9,137	—	26,982	8,190
Interest expense, net	4,008	119	2,103	6,230	6,652
Income tax (benefit) expense	(5,803)	—	—	(5,803)	113
Stock-based compensation expense	4,373	1,011	2,352	7,736	—
Transaction-related costs(1)	358	170	8,844	9,372	5,841
COGS impact related to Inventory fair value adjustment(2)	6,759	3,276	—	10,035	—
Change in fair value of derivative warrant liabilities(3)	—	—	(6,793)	(6,793)	—
Change in fair value of interest rate collar(4)	—	—	592	592	—
Amortization of related party liability(5)	(12,186)	—	—	(12,186)	—
Foreign currency transaction gain	(329)	(181)	—	(510)	30
(Gain) loss on disposal of assets	—	—	—	—	35
Restructuring costs(6)	160	—	—	160	291
Loss on extinguishment of debt(7)	—	—	—	—	—
Gain on PPP Loan forgiveness(8)	—	—	—	—	—
Loss on write-off of loan receivable(9)	—	—	—	—	—
Loss on impairment of goodwill	68,715	—	—	68,715	—
Adjusted EBITDA	$(9,857)	$(241)	$(5,929)	$(16,027)	$95
Net Revenue	$61,090	$31,283	$—	$92,373	$73,760
Net Loss % of Net Revenue	(153.5)%	(44.0)%	N/A	(130.5)%	(28.5)%
Adjusted EBITDA Margin	(16.1)%	(0.8)%	N/A	(17.4)%	0.1%
(1) Includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to change in fair value of warrant liabilities and not definitively related to operations.
(4) Relates to interest rate collar and not definitively related to operations.
(5) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(6) Relates to the relocation costs associated with the relocation of Obagi’s headquarters from California to Texas.
(7) Relates to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021.
(8) Relates to the forgiveness of the full amount of a PPP Loan in June 2021.
(9) Relates to the write-off of a loan receivable in 2021 that was later deemed uncollectible.

	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022 (Successor period)	Period from January 1, 2022 to July 27, 2022
U.S. Dollars (in thousands)	Milk (Successor)	Milk (Successor)	Milk

Net Income (Loss)	(5,655)	(13,773)	3,197
Adjusted For:
Depreciation and amortization	18,514	9,137	1,441
Interest expense, net	590	119	22
Income tax expense (benefit)	10	—	—
Stock-based compensation expense	2,352	1,011	131
Transaction-related costs (1)	27	170	1,924
COGS impact related to Inventory fair value adjustment (2)	1,691	3,276	—
Foreign currency transaction loss (gain)	875	(181)	429
(Gain) loss on disposal of assets	—	—	24
Adjusted EBITDA	18,404	(241)	7,168
Net Revenue	100,487	31,283	41,218
Net Loss % of Net Revenue	(5.6)%	(44.0)%	7.8%
Adjusted EBITDA % of Net Revenue	18.3%	(0.8)%	17.4%
(1) Includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.

Group Combined Adjusted EBITDA is defined as Adjusted EBITDA which combines (1) the predecessor and post acquisition periods for Obagi Skincare and (2) the pre and post-acquisition periods for Milk Makeup for the period ended December 31, 2022 and (3) central costs for the 2022 Successor Period.

U.S. Dollars (in thousands)	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2022
	(Successor Period)	(Successor Period)		(Combined)
Obagi Adjusted EBITDA	20,814	(9,857)	95	(9,762)
Milk Adjusted EBITDA	18,404	(241)	—	—
Central Adjusted EBITDA	(14,823)	(5,929)	—	—
Adjusted EBITDA	24,395	(16,027)	95	(9,762)
Adjusted for:
Milk Adjusted EBITDA	—	—	7,168	6,927
Central Adjusted EBITDA	—	—	—	(5,929)
Combined Adjusted EBITDA	24,395	(16,027)	7,263	(8,764)

Adjusted Gross Profit for Obagi Skincare is defined as GAAP gross profit for the segment and excludes the sales related to its distributor in China under a transition services agreement, the impact of Obagi Skincare's related party sales to the China distributor, and the impact of the inventory fair value step-up as a result of the business combination accounting. There are no adjustments to gross profit presented in the predecessor periods for Obagi Skincare.

Adjusted Gross Profit for Milk Makeup is defined as GAAP gross profit for the segment and excludes the impact of the inventory fair value step-up as a result of the business combination accounting. There are no adjustments to gross profit for Milk Make-Up for the period prior to July 27, 2022.

Adjusted Gross Margin is defined as Adjusted Gross Profit divided by (GAAP) Net Revenue (which for FY2022 includes the Successor Period and Combined Net Revenue for the 2022 Predecessor Period.

	For the Year Ended December 31, 2023 (Successor period)

U.S. Dollars (in thousands)	Obagi	Milk	Waldencast (Total)
Net revenue (including related party net revenue of $5,965)	$117,651	$100,487	$218,138
Gross Profit	76,582	64,995	141,577
Gross Margin %	65.1%	64.7%	64.9%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(4,058)	—	(4,058)
Amortization of the inventory fair value adjustment(2)	—	1,691	1,691
Amortization impact of intangible assets(3)	11,205	—	11,205
Adjusted Gross Profit	$83,729	$66,686	$150,415
Adjusted Gross Margin %	71.2%	66.4%	69.0%
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) The Supply Agreement and Formulations intangible assets are amortized to COGS.

	Period from July 28 to December 31, 2022 (Successor period)
U.S. Dollars (in thousands)	Obagi	Milk	Waldencast (Total)

Net revenue (including related party net revenue of $17,219)	$61,090	$31,283	$92,373
Gross Profit	16,117	15,599	31,716
Gross Margin %	26.4%	49.9%	34.3%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(12,186)	—	(12,186)
Amortization of the inventory fair value adjustment	6,759	3,276	10,035
Adjusted Gross Profit	$10,690	$18,875	$29,565
Adjusted Gross Margin %	17.5%	60.3%	32.0%

Net Debt Position is defined as the principal outstanding for the 2022 term loan and 2022 revolving credit facility minus the cash and cash equivalents as of December 31, 2023.

U.S. Dollars (in thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	8,529
Long-term debt	151,264
Net carrying amount of debt	159,793
Adjustments:
Add: Unamortized debt issuance costs	3,050
Less: Cash & cash equivalents	(21,089)
Net Debt	141,754

A reconciliation of ordinary shares outstanding to Fully Diluted Shares is set out below.

Diluted share count calculation as of April 15, 2024 (assuming closing share price on 4/15/24)
Shares
Class A ordinary shares outstanding	109,703,729
Class A ordinary shares subject to outstanding stock options held by our executive officers that are currently exercisable within 60 days of the record date	—
Class A ordinary shares subject to restricted stock units that are vested or will vest within 60 days of the record date, but have not yet been settled)	—
Total Class A outstanding with dilutive executive awards	109,703,729
Class B shares outstanding[1]	12,485,413
Less: Dilutive executive shares from above	—
Basic shares outstanding	122,189,142
Vested employee RSUs[2]	—
Sub total	122,189,142

	Shares	Weighted-avg price
Unvested employee RSUs[3]			2,747,865
Vested employee stock rights with exercise prices [4,6]	6,395,354	$4.43	1,404,381
Unvested employee stock rights with exercise prices[4]	745,573	13.14	—
Total diluted shares outstanding[7]			126,341,388
Warrants[5]		$11.50	29,533,282
Unvested employee stock rights with exercise prices (out of money)[6]			9,583,334
1 12,485,413 Waldencast plc Class B ordinary shares owned by former members of Milk.
2 Vested RSUs not yet included in basic shares outstanding as not yet converted at discretion of unit holders.
3 Unvested RSUs includes additional Strategic Growth Initiative RSU shares granted in January of 2023 of which 1,760,000 remain unvested after forfeitures as of April 15, 2024.
4 Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price of $5.68 on April 15, 2024.
5 Includes 11,499,950 Waldencast plc Warrants, 5,333,333 Waldencast plc warrants issued in a private placement in connection with the Sponsor Forward Purchase Agreement, and 5,766,666 Waldencast plc Warrants issued in a private placement in connection with the Third-Party Forward Purchase agreement with $11.50 strike price, redeemable at $18.00; includes 5,933,333 Waldencast plc Warrants issued in a private placement at the closing of Waldencast Acquisition Corp.’s initial public offering and 1,000,000 Waldencast plc Warrants issued in a private placement in connection with the Working Capital Loan with $11.50 strike price.
6 Note, if dilution was calculated on an individual grants basis with the same stock price, dilutive shares would increase by 63,212 shares. This is as a result of the fact that the grants made to our founders have different and higher strike prices which when aggregated results in all options being non-dilutive. For further information on grants please see Item 6 “Directors, Senior Management and Employees – Compensation” in the 2023 20-F.
7 Diluted shares outstanding excludes management equity award pool not yet allocated. As of 4/15/24, the Company had reserved 9,605,199 shares for future issuances of employee incentive awards.

About Waldencast plc

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Skincare products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website, Facebook, Twitter and Instagram pages.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) the ability of the Company to file required financial results in a timely manner, (iii) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (iv) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (v) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vi) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (vii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (viii) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (ix) any shifts in the preferences of consumers as to where and how they shop, and (x) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Investors
ICR
Allison Malkin
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com